Exhibit 99.1

Press Release
For Investors: Joseph McGinley	For Media: Gillian Culhane
Head of Investor Relations	Vice President Corporate Communications
jmcginley@aercap.com; +353 1 418 0428	gculhane@aercap.com; +353 1 636 0945

AerCap Announces Retirement of Philip Scruggs; Peter Anderson Assumes the role of Chief Commercial Officer

DUBLIN – Monday, February 1, 2021 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) announced today that Philip Scruggs, President and Chief Commercial Officer, will retire in March 2021 and that Peter Anderson will take over as Chief Commercial Officer.

During his 26-year career with AerCap, Mr. Scruggs has held a number of positions within the company — lawyer, leasing executive, Chief Commercial Officer and President. Over the past 10 years, he has led the commercial business of the company, managing a fleet of over 1,000 aircraft that has generated on average over $4 billion per year in revenue and purchasing over $27 billion of new equipment from Airbus, Boeing and Embraer.

“Through his leadership, his customer relationships and his acute commercial acumen, Phil has played an integral role in establishing AerCap as the world’s leading aircraft leasing company,” Aengus Kelly, Chief Executive Officer of AerCap, said. “I would like to thank Phil personally and on behalf of the AerCap team for his outstanding service over the past 26 years and for his role as an architect of our company. His legacy will not only be the successful aircraft leasing platform he helped create but also the leaders whom he has mentored and developed throughout his career.”

Mr. Scruggs commented, “The strength of AerCap is its people. They set a high standard for the industry.  I am proud to have worked alongside them. There is no perfect moment to retire, but I leave knowing that the leadership of AerCap is strong and that the company’s best days are ahead of it.”

With Mr. Scruggs’s retirement, AerCap has promoted Peter Anderson to the position of Chief Commercial Officer.

Mr. Anderson brings to the role two decades of global experience in aircraft leasing and structured finance, having worked in Dublin, Singapore, London and Sydney. Mr. Anderson is a member of the Group Executive Committee of AerCap and is currently responsible for AerCap’s leasing activities across Europe, Middle East and Africa.  Prior to his current position, Mr. Anderson opened, developed and led the Asia Pacific office of AerCap’s predecessor ILFC, transitioning to the Head of Asia Pacific during AerCap’s acquisition of ILFC in 2014.

Mr. Kelly said, “We are fortunate to have someone of Peter’s caliber to lead our commercial team. Peter has been a leader within AerCap for many years, both in EMEA and APAC, and has proven himself a worthy successor to step into Phil’s shoes. He has extensive experience and deep knowledge of the industry, which will be of great value to AerCap in his new role as Chief Commercial Officer.”

Mr. Anderson commented, “I am honored to take on the responsibility of Chief Commercial Officer at AerCap. I look forward to leading the AerCap team as we navigate the industry’s current challenges and position the company for continued success in the years to come. I thank Phil for his leadership and friendship over the last decade – working alongside him has been a privilege.”

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland

About AerCap

AerCap is the global leader in aircraft leasing. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements". In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "may," "might," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors, including the impacts of, and associated responses to, the Covid-19 pandemic, that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland